Exhibit 10.13

PRIVATE AND CONFIDENTIAL

February 28, 2011

Mr. Howard Niden

Dear Howard:

On behalf of Textura’s Executive Management team and Board of Directors I am pleased to extend you an offer to join Textura. We believe this offer provides you with a unique opportunity to further develop your professional career and contribute significantly to the future of Textura Corporation.

The following information describes the significant aspects of the arrangements that will govern your employment.

Position

EVP, Chief Product Architect reporting to the Chief Executive Officer, and responsible for all product strategy.

Location

This position is based at the corporate headquarters in Deerfield, IL. It is expected that you will work full time in Deerfield IL, except for those days when you are working with clients or your team.

Base Salary

Your salary compensation will be initially $320,000 annually. This will be paid the third week of the month for each month. Your first salary review will be October 1, 2011. At that time you will receive an overall performance rating for your work done at Textura which will have a direct impact upon the salary increase that you will be eligible to receive for the following year.

Performance Bonus

You will join Textura as one of the members of the Executive Management team. As such, you will participate in the Executive Bonus Program which we anticipate to be a significant opportunity. Your bonus target will be 100% of salary. Individual allocations among Executives will be determined by criteria set in advance by the CEO and you.

Payments under the Executive Bonus Program are subject to review and approval by the Board. Payment will be made within 120 days of the fiscal year end (September 30th). You must be an employee at the time of payment to receive a bonus payment.

Vacation and Holidays

Your annual vacation entitlement will be 20 working days, accrued monthly, Additionally, Textura recognizes a total of 10 paid holidays per year; of these, several may be deemed individual optional holidays.

As a member of the Executive Management team in future years you will have wide latitude in terms of vacation days; we expect you will do what is required to appropriately contribute to the development of Textura. Beyond that, you will be free to take vacation days you desire.

Expenses

Out-of-pocket expenses incurred on behalf of the Firm will be reimbursed pursuant to a reimbursement policy. We will reimburse the cost of a PC that is purchased consistent with Textura specifications and the cost of a mobile phone. We will reimburse your mobile phone charges incurred on Textura’s behalf.

Employee Benefits

Textura offers comprehensive medical and dental benefits, short and long term disability, life insurance and a 401K program. You will be eligible to receive these benefits beginning within 30 days after your start date. We will reimburse your COBRA expenses for the first month.

If you elect to receive these benefits, approximately 30% of your monthly premium will be deducted from your paycheck, pre-tax.

Equity

We will grant you 15,000 restricted stock units (RSUs). Each RSU is equivalent to one common share of Textura Corporation. The RSUs will be granted on the following schedule (provided that your employed at Textura on the grant date) — 5,000 RSUs on the first anniversary date of your employment and 750 RSUs each quarter thereafter for 12 quarters. The RSUs will vest when the common stock units become liquid — generally through an IPO, change in control, sale of the business, etc. The number of RSUs will be adjusted for any stock splits.

In addition, we will grant you options to purchase 40,000 common shares of Textura Corporation at the current funding price of $20.05 (no vesting until the end of 12 months at which time 25% will vest and then ratable quarterly vesting thereafter over the remaining 36 months of the vesting period, exercisable for 5 years).

The RSUs and option grant will be dated as of your start date and will need approval by the Board.

We have a comprehensive stock option plan and will be making awards based on performance every twelve months.

Employment

Your employment will be on an at-will basis, which means that either you or Textura may terminate your employment at any time, with or without cause.

Termination

Should your employment with the company be terminated involuntarily by the Company for any reason other than cause, death or disability, you will be eligible to receive six months base salary & COBRA coverage if you execute the Company’s specified severance agreement (including, among other things, a full release of claims and non-competition agreement). If there is a change of control transaction and your employment is terminated within twelve months following the change of control transaction by the Company for a reason other than cause, death or disability, and you execute a severance agreement specified by the Company (including, among other things, a full release of claims and non-competition agreement), you will be eligible to receive twelve months base salary & COBRA coverage plus immediate acceleration of any unvested stock options or restricted stock grants, excluding any performance-based restricted stock grants that may be issued at a later date.

For purposes of this Agreement, “Cause” means Executive’s employment with the Company is terminated after the CEO has found any of the following to exist: (i) the commission by you of a felony, either in connection with the performance of your obligations to Textura or which adversely affects your ability to perform such obligations; (ii) gross negligence, dishonesty or breach of fiduciary duty; or (iii) the commission by the Executive of an act of fraud or embezzlement which results in loss, damage or injury to the Company, whether directly or indirectly; (iv) disclosure of the Company’s confidential or proprietary information which violates the terms of the Confidential Information Agreement & Conflict of Interest Agreement; (v) Executive’s continued substantial willful nonperformance (except by reason of Disability) of his employment duties after Executive has received a written demand for performance by the CEO and has failed to cure such nonperformance within 15 business days of receiving such notice.

Contingency Matters

This offer is contingent upon favorable resolution of the following:

•             Completion of reference checks satisfactory to Textura and completion of background checks.

As a U.S. employer, we are required by law to review required documentation verifying identity and authorization to work in the U.S. This documentation must be available at the time of your employment date.

Please indicate your acceptance of the terms set forth in this letter by signing this letter and sending me a scanned copy,

* * *

Howard, we believe Textura offers you opportunities and challenges which will be professionally rewarding and mutually satisfying. We know that Textura represents unprecedented compensation opportunities.

Please let me know if you require any additional information with regard to our film, your position or the content of this letter. We are all enthusiastic about having you as a valued member of the Executive Management team and our company,

Welcome back.

Sincerely,

/s/ Patrick J. Allin
Patrick J. Allin
Chief Executive Officer
Textura Corporation

I ACCEPT THE TERMS OF EMPLOYMENT OUTLINED IN THIS LETTER

/s/ Howard Niden	28 March 2011
Howard Niden	Date